Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

March 14, 2022

Re: Camposol Holding PLC – Withdrawal of Registration Statement on Form F-1 (File No. 333-255337

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Camposol Holding PLC., a public company limited by shares under the laws of Cyprus (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form F-1, File No. 333-255337 initially filed on April 19, 2021, together with all exhibits and amendments thereto, (collectively, the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter.

The Company has determined not to pursue the contemplated public offering at this time. The Commission has not declared the Registration Statement effective under the Act and no securities were sold in connection with the offering contemplated by the Registration Statement.

The Company requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company advises the Commission that it may undertake a subsequent private offering in reliance on Rule 152 promulgated under the Securities Act.

If you have any comments or questions regarding this matter, please feel free to contact me at +1 (954) 336-1440 or jgomez@camposol.com or the Company’s counsel, Gregory Harrington of Arnold & Porter, at +1 (202) 942-5000 or gregory.harrington@arnoldporter.com.

Very truly yours,

CAMPOSOL HOLDING PLC

By:	/s/ Jose Antonio Gomez
Name:	Jose Antonio Gomez
Title:	Chief Executive Officer